Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Three Months Ended March 31
	2018	2017
Earnings:
Income before income taxes	$37,589	$67,985
Add: Fixed charges	56,751	39,681
Add: Distributions of / (subtract) undistributed earnings from equity method investments, net	108	(1,646)
Total earnings	$94,448	$106,020
Fixed charges:
Interest expense	$17,196	$12,777
Estimate of interest expense within rental expense	39,555	26,904
Total fixed charges	$56,751	$39,681
Ratio of earnings to fixed charges	1.7	2.7